Exhibit 99.1

News Release

Orla Mining Releases 2025 Sustainability Report

VANCOUVER, BC, June 29, 2026 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to announce the release of its 2025 Sustainability Report, highlighting the Company's environmental, social, and governance ("ESG") performance and continued commitment to responsible mining practices. The 2025 Sustainability Report is available online here.

2025 Sustainability Performance Highlights:

•	Partnered with 24 First Nations and Wataynikaneyap Power to establish a US$6.6 million education and skills development fund supporting Indigenous youth and communities across Northwestern Ontario.
•	Improved lost time injury frequency rate[1] ("LTIFR") to 2.43, from 2.59 in 2024.
•	Maintained a GHG emissions intensity of 0.24 tonnes CO2e per ounce of gold produced while adding Musselwhite to the portfolio.
•	Enhanced wellness, cultural inclusion, and support for Indigenous employees at Musselwhite through the introduction of an all-Indigenous virtual mental health and wellness clinic and a Cultural Leave Policy.
•	Strengthened food security across operating regions through local partnerships, helping deliver over 20,000 meals in Nevada, distributing 900 food packages in Mexico, and supporting expanded food processing facilities in Northwestern Ontario.
•	20% of Orla's 2025 corporate goals were ESG-linked, all of which were achieved. Please refer to the Company's 2026 Management Information Circular for more information on Orla's corporate goals.

"Orla endeavours to integrate sustainability into how it operates, not as a separate function, but as part of how the Company makes decisions, builds relationships, and creates lasting value for employees, communities, Indigenous partners, and shareholders. As our footprint grows, so does our responsibility to uphold these commitments across an increasingly complex operating environment."

- Silvana Costa, Orla's Chief Sustainability Officer

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[1] Lost time injury frequency rate measures lost time injuries per 1 million person-hours worked.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine and the potential underground Project. The property covers over 139,000 hectares which contains a large oxide and sulphide Mineral Resource; (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion; and (3) South Railroad (South Carlin Complex), in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company's value creation and sustainability strategy. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, the risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2026, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

CO: Orla Mining Ltd.

CNW 17:00e 29-JUN-26